03011923

RECD S.E.C.

FEB 2 6 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
(No. and Street)

New York, New York 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Sloate (212) 499-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz and Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway, Bellmore, NEw York 11710
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

I, Laura Sloate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWM Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONCETTA FUSCIELLO
Notary Public - State of New York
No. 01FU6036777
Qualified In New York County
My Commission Expires 02-07-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWM SECURITIES, INC.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SWM SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

	Page
Facing Page to Form X-17A-5	1A
Affirmation of Principal Officer	1B
Independent Auditors' Report	2
Statement of Financial Condition	3
Statement of Income and Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information:	8
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1	9
Independent Auditors' Report on Internal Control	10-11

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
SWM Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of SWM Securities, Inc., as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWM Securities, Inc., as of December 31, 2002, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Company, LLP

Bellmore, New York
January 22, 2003

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

2255 Glades Road, Suite 422A
Boca Raton, Fl. 33431
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

SWM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 829,731
Receivable from broker	38,081
Due from related party	23,161
Prepaid income taxes	1,141
Prepaid expenses and other current assets	10,539
Total assets	$ 902,653

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 2,690
Total liabilities	2,690
Commitments	
Stockholders' equity	
Common stock ($1.00 par value, 5,000 shares authorized, 2,000 shares issued and outstanding)	2,000
Additional paid-in capital	148,000
Retained earnings	749,963
Total stockholders' equity	899,963
Total liabilities and stockholders' equity	$ 902,653

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$ 1,314,049
Selling, general and administrative expense	1,249,914
Net income	64,135
Retained earnings - January 1, 2002	685,828
Retained earnings - December 31, 2002	$ 749,963

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 64,135
Adjustments to reconcile net income to net cash provided by operating activites:	
Changes in operating assets and liabilities:	
Increase in receivable from broker	(6,826)
Increase in due from related party	(23,161)
Decrease in prepaid income taxes	5,056
Increase in prepaid expenses and other current assets	(934)
Decrease in accounts payable	(5,254)
Net cash provided by operating activities	33,016
Cash and cash equivalents - beginning of period	796,715
Cash and cash equivalents - end of period	$ 829,731
Supplemental disclosures of cash flow information:	
Interest	$ -
Income Taxes	$ 3,200

See notes to financial statements

SWM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1: Ownership and Operations

SWM Securities, Inc. (the Company) is a closely held company, which provides stock brokerage services. The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company's clients are located throughout the United States.

The Company does not have any subordinated liabilities.

Note 2: Summary of Significant Accounting Policies

Income Recognition

Commission and floor brokerage revenues and expenses are recognized on a trade date basis.

Income Taxes

For income tax purposes, SWM Securities, Inc.'s shareholders have elected, as of September 13, 1995, to be treated as an S Corporation as provided in Section 1362 of the Internal Revenue Code and Section 660 of Article 22 of the New York State tax law. As such, there will be no provision for Federal and New York State income taxes as the Company's income or losses and credits will be passed to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns. However, the Company is subject to New York City corporation income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts.

Note 3: "Special Reserve Bank Account for the Exclusive Benefit of Customers"

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customers' accounts and it does clear all transactions with a broker/dealer (clearing agent) who does maintain such a special reserve

SWM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $860,082 compared to the minimum net capital requirement of $5,000. The clearing broker contract requires a minimum net capital requirement of $150,000 and a client relationship requires the Company to maintain a minimum net capital of $500,000.

Note 5: Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash and cash equivalents with various financial institutions, some of which are not insured under the federal depository insurance program. At December 31, 2002, the Company had cash in excess of federally insured limits of $732,917.

A related company (Sloate, Weisman, Murray and Company, Inc.) has clients, which generate a substantial portion of the commission revenues of this Company (see Note 6).

Note 6: Related Party Transactions

Commissions earned by the Company are derived primarily from the related company and are billed at standard rate. The Company reimburses this related company for rent and other overhead expenses. Total payments for such expenses for the year ended December 31, 2002 to this related company were $1,127,455. As of December 31, 2002, the Company has a receivable of $23,161 from this related party.

In addition, the Company's trading commission deposit account with a broker guarantees a security deposit for a lease in which the related company is the lessee. The amount of guarantee is for $62,645.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SWM SECURITIES, INC.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total stockholders' equity qualified for net capital		$ 899,963
Deductions and/or charges:		
Non-allowable assets:		
Receivable from related party	23,161	
Prepaid income taxes	1,141	
Prepaid expenses and other assets	10,537	
Total non-allowable assets		34,839
Other deduction and/or charges:		
Excess fidelity bond deductible		5,000
Net capital before haircuts on security position		860,124
Haircuts on other securities		42
Net capital		$ 860,082
Aggregate indebtedness:		
Accounts payable		$ 2,690
Total aggregate indebtedness		$ 2,690
Computation of basic net capital requirement		
Minimum net capital requirement		$ 5,000
Excess net capital		$ 855,082
Excess net capital at 1000%		$ 859,813
Ratio: Aggregate indebtedness to net capital		0.3128%

No material differences were found in the above computation and the computation included in the Company's corresponding unaudited X-17A-5 Part IIA filing of December 31, 2002.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Control

Board of Directors
SWM Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of SWM Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

2255 Glades Road, Suite 422A
Boca Raton, Fl. 33431
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, an is not intended to be and should not be used by anyone other than these specified parties.

Schwartz + Company, LLP

Bellmore, New York
January 22, 2003